FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November 2003

Commission File Number: 1-14836

ALSTOM

(Translation of registrant’s name into English)

25, avenue Kléber, 75116 Paris, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐    No  ☒

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b)

Shareholders’ Meeting

Ordinary and Extraordinary

18 November 2003*

* In accordance with the law, the General Meeting is convened on first notice, on Friday 7 November 2003, at 9:00 a.m. (Paris time), at the Company’s registered office – 25, avenue Kléber – 75116 Paris. However, in the event that the quorum requirement is not met on that date, the General Meeting will be held on second notice, on Tuesday 18 November 2003, at 2:00 p.m. (Paris time), at Espace Grande Arche – 1 Parvis de la Défense – 92050 Paris la Défense (France).

Société anonyme with capital of €352,075,653.75

25, Avenue Kléber – 75116 PARIS (France)

www.alstom.com

389 058 447 RCS PARIS

This document is a free translation of the original French version of the brochure for ALSTOM’s

Ordinary and Extraordinary Shareholders’ Meeting, which is available upon request.

1    Table of contents

1	Agenda of the Meeting	p. 4

2	Report of the Board of Directors to the Shareholders’ Meeting	p. 5

3	Five-Year Summary (Statutory accounts)	p. 16

4	Auditors’ reports	p. 17

5	Board of Directors	p. 22

6	Information about a new Director	p. 23

7	Resolutions submitted to the Shareholders’ Meeting	p. 24

1    Agenda of the Meeting

DELIBERATING AS AN ORDINARY SHAREHOLDERS’ MEETING

•	Board of Directors’ report.

•	Appointment of a new Director. (first resolution)

•	Authorisation to be granted to the Board of Directors to issue subordinated bonds (“TSDD”), which would be subscribed by the French Republic, or by any other entity controlled or guaranteed by it, subject to the adoption by this Meeting of the third, fourth, fifth, sixth and seventh resolutions. (second resolution)

DELIBERATING AS AN EXTRAORDINARY SHAREHOLDERS’ MEETING

•	Board of Directors’ report.

•	Special Auditors’ reports.

•	Authorisation to be granted to the Board of Directors to issue and allocate, free of charge, to shareholders warrants giving the right to purchase shares which would be issued pursuant to the fourth resolution below, subject to the adoption by this Meeting of the second, fourth, fifth, sixth and seventh resolutions. (third resolution)

•	Authorisation to be granted to the Board of Directors to increase the share capital by the issuance of shares with waiver of preferential subscription rights, for the benefit of BNP PARIBAS, Crédit Agricole Indosuez, CLIFAP, EZEPART, Crédit Industriel et Commercial, CDC Ixis Capital Markets, Natexis Bleichroeder S.A. and FINANPAR 17, subject to the adoption by this Meeting of the second, third, fifth, sixth and seventh resolutions. (fourth resolution)

•	Authorisation to be granted to the Board of Directors to issue bonds mandatorily reimbursable with new shares of the Company (“ORA”), with maintenance of preferential subscription rights of the shareholders, subject to the adoption by this Meeting of the second, third, fourth, sixth and seventh resolutions. (fifth resolution)

•	Authorisation to be granted to the Board of Directors to issue subordinated bonds reimbursable with shares (“TSDD RA”), with the waiver of the preferential subscription rights of the shareholders, for the benefit of the French Republic, subject to the adoption by this Meeting of the second, third, fourth, fifth and seventh resolutions. (sixth resolution)

•	Cancellation of the general delegation granted to the Board of Directors by the shareholders at the Meeting of 2 July 2003 in its thirteenth resolution, subject to the adoption by this Meeting of the second, third, fourth, fifth and sixth resolutions. (seventh resolution)

•	Authorisation to be granted to the Board of Directors to increase the share capital by the issuance of shares reserved for members of a Company savings plan. (eighth resolution)

•	Power to implement the decisions of the Shareholders’ Meeting and to complete the formalities. (ninth resolution)

2    Report of the Board of Directors

Dear Shareholders,

We submit for your approval the resolutions on the agenda that fall within the framework of the financing agreement announced on 6 August 2003 with the Company’s banks to which the French Republic is also a party, as modified and completed by the amendment whose signature was announced on 22 September 2003.

At the General Shareholders’ Meeting of 2 July 2003, it was noted that one of the preconditions to proceeding with the then contemplated capital increase would be the refinancing of the Group’s debt facilities maturing in the first half of 2004. Within this context, we announced on 6 August 2003, the conclusion of a financing agreement secured with more than thirty of our banks and the French Republic in order to substantially increase the Group’s shareholders’ equity, enable it to repay its debt facilities, while providing adequate short and medium term liquidity, and also ensure it has the contract bonding capacity necessary for its activity. This agreement includes commitments from the French Republic, given the potential impact of ALSTOM’s situation in the industrial, social and financial domains across a number of countries, particularly in Europe.

Part of this plan was implemented when a bank syndicate signed a guarantee facility of €3.5 billion at the end of August 2003, which makes available to the Group guarantees provided by the banks that are counter-guaranteed in part by the French Republic (at a level of 65%). These bank guarantees are essential in order to obtain and perform new commercial agreements.

In a press release dated 17 September 2003, the European Commission (the “Commission”) announced its decision in principle to adopt and implement its injunction to suspend no later than 22 September 2003, unless French authorities publicly undertook not to implement measures that will automatically implicate in an irreversible manner the French Republic’s participation in the ALSTOM Group’s capital, without prior approval from the Commission according to European regulations concerning State aid. This decision made it impossible to implement the agreement as initially contemplated and has led us to review ALSTOM’s financing agreement in conjunction with the Commission, the French Republic and the banks party to this agreement.

The main features of the revised financing agreement are detailed as follows:

Strengthening of the Group’s equity and quasi equity	In millions of euros
– Capital increase*	300
– Issue of bonds mandatorily reimbursable with shares (“ORAs”)	900	**

Long term instruments
– Issue of subordinated bonds mandatorily reimbursable with shares (“TSDD RA”), reserved for the French Republic, (twenty-year maturity)***	300
– Issue of subordinated bonds (“TSDD”), reserved for the French Republic or an entity controlled or guaranteed by the French Republic (fifteen-year maturity)	200

Medium-term loans
– Subordinated loan from the French Republic (five-year maturity)	300
– Subordinated loans granted by a bank syndicate (five-year maturity)	1,200	**
	3,200

***	reserved for certain banks and combined with the issue and allocation, free of charge, to shareholders of warrants to purchase the shares thus issued
***	the amount of the ORAs may be increased to €1 billion and the amount of the subordinated loans limited to €1,100 million
***	immediately reimbursable with shares in the event of the European Commission’s approval

The implementation of this financing package will, in particular, enable ALSTOM to repay the €550 million of outstanding bonds maturing in February 2004 and the €1,250 million revolving credit facility maturing in April 2004.

The short term credit facilities made available to ALSTOM are increased to €1.5 billion, of which €1.2 billion are provided by the French Republic. They cover its cash flow requirements until the full implementation of the new financing plan.

Following the reimbursement of the ORAs with shares with the maintenance of preferential subscription rights and the reimbursement of the TSDD RAs reserved for the French Republic (if such reimbursement is authorised by the Commission) by one share for one ORA or one TSDD RA as the case may be, as well as the completion of the capital increase, the French Republic would hold 16.25% of the Company’s share capital.

On 22 September 2003 your Board of Directors approved this completed and revised agreement which aims to satisfy ALSTOM’s financial needs and complies with the Commission’s requirements.

Bearing in mind the need to adapt the resolutions originally proposed, the same Board of Directors meeting decided to adjourn the Ordinary and Extraordinary General Meeting of Shareholders called on second notice for 24 September 2003, and to call a new General Meeting for 7 November 2003 on first notice, and in the event the quorum is not met at that date, for 18 November 2003 on second notice. The purpose of this Meeting is to deliberate on the agenda and the amended resolutions presented hereafter.

The capital increase originally contemplated, providing for the issue of shares with maintenance of preferential subscription rights of the shareholders for a total nominal amount of €300 million, has been revised from a technical point of view in order to both reserve the right for shareholders to acquire shares in a preferential manner for a longer period than that which they would have had in the capital increase with preferential subscription rights originally contemplated, and enable the Company’s shareholders’ equity to be increased as soon as possible.

This capital increase would now be carried out by a capital increase of a total nominal amount of €300 million subscribed by certain financial institutions at a price of €1.25 per share, and by the allocation, free of charge, to all the Company’s shareholders of warrants giving their holders the right to purchase, at a unit price of €1.25 per share, the Company’s shares subscribed by the financial institutions in the framework of the aforementioned capital increase, these financial institutions undertaking that the shares thus subscribed may be purchased at a unit price of €1.25 by the holders exercising these warrants to acquire shares.

Two new resolutions are proposed to you in order, on the one hand, to authorise the issue of subordinated bonds with a fixed duration of fifteen years and, on the other hand, the issue of subordinated bonds reimbursable with shares (“TSDD RA”) enabling the French Republic to participate in the Company’s share capital in the event of a favourable decision by the Commission.

Finally, the resolution originally contemplated with a view to the issue of bonds mandatorily reimbursable with shares (“ORA”) has not been amended.

The resolutions submitted for your vote are indispensable for the implementation of ALSTOM’s financing plan, as amended and completed, and form an indissociable whole.

1.    Presentation of the resolutions to the Shareholders’ Meeting

DELIBERATING AS AN ORDINARY SHAREHOLDERS’ MEETING

First resolution

We remind you that Sir William Purves resigned from his position as Director of the Company on 28 July 2003. It is proposed to you in the first resolution to complete the number of members of your Board of Directors by appointing a new Director, Mr James William Leng, for a duration of four years, i.e. until the end of the Ordinary General Meeting of Shareholders called to approve the accounts for the fiscal year ending 31 March 2007.

Second resolution

It is proposed to you in the second resolution to delegate to your Board of Directors, for a period of one year from the date of this General Meeting, the necessary powers to proceed with the issues of subordinated bonds (“TSDD”), within the limit of an aggregate nominal amount of €200 million. These issues of TSDDs would be reserved in their entirety for the French Republic or for any other entity controlled or guaranteed by it.

The completion of the issuance of TSDDs, as well as the terms according to which your authorisation is requested, make up an integral part of the financing plan described above.

The principal characteristics of these bonds would be as follows:

•	the total nominal amount of the issues of TSDDs may not exceed €200 million,

•	the TSDD would, where appropriate, be paid up by set-off against certain, payable and due debts of the Company,

•	the TSDDs would bear interest at a EURIBOR rate increased by a margin of 5% per annum, of which 1.5% is capitalised annually and payable in fine,

•	the TSDDs would mature fifteen years after their issuance, the Board of Directors being able to provide for cases of early amortisation.

Finally, we also ask you to grant to the Board of Directors all powers, with the right to subdelegate in the conditions set out by the law, and in the limits set out above, to implement this authorisation.

This authorisation is subject to the adoption by this Meeting of the third, fourth, fifth, sixth and seventh resolutions, as the financing agreement constitutes an indissociable whole.

DELIBERATING AS AN EXTRAORDINARY SHAREHOLDERS’ MEETING

Third resolution

It is next proposed to you in the third resolution to delegate to your Board of Directors, for a period of one year from the date of this General Meeting, the necessary powers to proceed with the issuance and allocation of warrants, free of charge, to shareholders giving the right to purchase, at the price of €1.25 per share, shares which would be issued pursuant to the fourth resolution described below and subscribed by the financial institutions identified in that resolution (collectively referred to as the “Banks”), the said Banks having undertaken that the shares thus subscribed may be purchased at the price of €1.25 per share, by the holders of warrants who exercise the said warrants.

The third and fourth resolutions are therefore indivisible and form part of the same capital increase operation for a total nominal amount of €300 million. As previously indicated, the capital increase with maintenance of the shareholders’ preferential subscription rights originally contemplated has been adapted in order to both reserve for shareholders the right to purchase in a preferential manner the Company’s shares for a longer period than that which would have been available to them during the capital increase with preferential subscription rights and allow the Company’s shareholders’ equity to be increased as soon as possible.

The method for exercising the warrants and the Banks’ undertaking referred to above enabling holders of warrants to purchase shares at the unit price of €1.25 will be formalised by various contracts to which the Company will be a party.

These warrants would have the following principal characteristics:

•	they would give the right to purchase the Company’s shares at the price of €1.25 per share, i.e. at a price identical to the subscription price of the shares by the Banks pursuant to the fourth resolution,

•	the allocation, free of charge, of these warrants to purchase shares would be carried out in favour of the Company’s shareholders in proportion to the number of shares they hold,

•	the maximum number of shares which may be purchased upon the exercise of the warrants would be 240 million shares,

•	the exercise period of the warrants cannot exceed sixty days.

The number of warrants necessary for the purchase of one share of the Company would be determined by your Board of Directors.

As from their issuance, these warrants to purchase shares of the Company would be admitted for trading on the Premier Marché of Euronext Paris and tradable throughout the exercise period.

If you approve this resolution, as indicated above, the free issuance of these warrants to purchase shares would be carried out exclusively for the benefit of the shareholders of the Company, each of the Banks having declared that it would waive the right to receive the warrants to which the said shares would give the right.

Finally, we also ask you to grant to the Board of Directors all powers, with the right to subdelegate, within the conditions provided by the law and within the limits provided above, to implement the authorisation described above.

This authorisation is subject to the adoption by this Meeting of the second, fourth, fifth, sixth and seventh resolutions as the financing agreement constitutes an indissociable whole.

Fourth resolution

The purpose of this resolution is to authorise your Board of Directors to proceed with the issue of shares which may be purchased by the holders of warrants issued pursuant to the third resolution described above who exercise the said warrants.

Consequently, it is proposed to you in the fourth resolution to delegate to your Board of Directors, for a period of one year from the date of this General Meeting, the necessary powers to proceed with the issuance of shares of the Company, with a waiver of the shareholders’ preferential subscription rights, up to an aggregate maximum nominal amount of €300 million, i.e. a maximum of 240 million shares with a nominal value of €1.25 each, representing approximately 85% of your Company’s share capital as of 22 September 2003 (excluding adjustments necessary to maintain the rights of holders of securities giving future access to a portion of the share capital).

The subscription price of €1.25 per share, i.e. the nominal value of the share, is justified by the specificity of the Company’s situation and the technical methods contemplated for this capital increase as well as by the undertakings agreed upon by the French Republic in the framework of the financing package.

The impact of this issuance on the shareholders’ situation and the market value is presented in the annex to this report.

You are requested to waive the preferential subscription rights for all of the shares that would be issued pursuant to this authorisation for the benefit of the legal entities listed below (collectively referred to as “the Banks”) that will each have the right to subscribe to the maximum number of shares representing the maximum nominal amount of capital increase indicated below:

Banks	Maximum nominal amount (in €)
BNP PARIBAS	74,400,000
Crédit Agricole Indosuez	37,269,000
CLIFAP	23,331,000
EZEPART	51,000,000
Crédit Industriel et Commercial	51,000,000
CDC Ixis Capital Markets	27,000,000
Natexis Bleichroeder S.A.	24,000,000
FINANPAR 17	12,000,000
Total	300,000,000

As previously indicated, the Banks have undertaken with respect to the Company that the shares that they would subscribe in the framework of this capital increase may be purchased at the price of €1.25 per share by the holders of warrants that would be issued pursuant to the third resolution described above, who exercise their warrants to purchase shares.

Moreover, each Bank has declared that it would waive:

•	the warrants to purchase shares which would be issued pursuant to the third resolution described above, and

•	the preferential subscription rights to the ORAs referred to in the fifth resolution below,

to which it would be entitled in respect of the shares that it would subscribe pursuant to this fourth resolution in the event the capital increase takes place before the issue of the warrants and the ORAs.

We inform you that those Banks that would otherwise be shareholders of the Company will not be able to take part in the vote on this resolution.

You are also requested to grant the Board of Directors all powers, with the right to subdelegate within the conditions provided by law, and within the limits provided above, to implement this authorisation.

This authorisation is subject to the adoption by this Meeting of the second, third, fifth, sixth and seventh resolutions as the financing agreement constitutes an indissociable whole.

Fifth resolution

It is proposed to you in the fifth resolution to delegate to your Board of Directors, for a period of one year from the date of this General Meeting, the necessary powers to issue, with the maintenance of preferential subscription rights of shareholders, bonds mandatorily reimbursable with new shares of the Company (“ORA”) up to an aggregate nominal amount of €1 billion.

The principal characteristics of these bonds would be as follows:

•	the ORAs would, where appropriate, be paid up by set-off against certain, payable and due debts of the Company,

•	the unit issue price of the ORAs would be €1.40,

•	the ORAs would bear interest at a rate of 2% per annum and would become due on 31 December of the fifth year following their issuance,

•	the ORAs would be mandatorily reimbursable with new shares of the Company, each bond giving the right upon reimbursement to one share in the Company with the same rights as those attached to existing shares, except for the date at which they give rise to a dividend,

•	the aggregate nominal amount of the share capital increase resulting from the redemption of the ORAs thus issued may not exceed €893 million which may be increased, if necessary, by the nominal value of shares to be issued in addition to maintain the rights of the bondholders.

The issue price of the ORAs is based on the issue price of the shares and that of the exercise of the warrants to purchase shares, subject of the fourth and third resolutions respectively (i.e. €1.25), increased by a premium calculated on the basis of the 2% dividend.

In the event that the Board of Directors makes use of this authorisation, it will have the power to grant the shareholders, in accordance with the conditions set out by law, the right to subscribe on a reducible basis to a greater number of ORAs than they may subscribe on an irreducible basis.

If subscriptions on an irreducible basis and, as the case may be, on a reducible basis, do not account for the whole issuance, the Board of Directors may, in accordance with the provisions of the law and in the manner that it shall decide, exercise either one or more of the following options:

•	freely allot all or part of the ORAs which have not been subscribed by the shareholders to the persons of its choice,

•	offer to the public, on the French or international markets, all or part of the ORAs which have not been subscribed by the shareholders.

As previously indicated, each Bank has declared that it would waive the preferential subscription rights to ORAs attached to the shares which it would subscribe pursuant to the fourth resolution.

You are also requested to acknowledge that this authorisation automatically entails for the benefit of the holders of the ORAs, the waiver by shareholders of their preferential rights to subscribe to the shares that will be issued in reimbursement of the ORAs.

The impact of this issuance on the shareholder’s situation and on the current market value is presented in the annex to this report.

Finally, you are also requested to grant full powers to the Board of Directors, with the right to subdelegate, in accordance with the provisions of the law and within the limits provided for above, to implement this authorisation.

These issues can only be effected subject to an irrevocable guarantee agreed upon by financial institutions.

This authorisation is subject to the adoption by this Meeting of the second, third, fourth, sixth and seventh resolutions, as the financing agreement constitutes an indissociable whole.

Sixth resolution

It is proposed to you in the sixth resolution to delegate to your Board of Directors, for a period of one year, from the date of this General Meeting, the necessary powers to issue subordinated bonds reimbursable with shares of the Company (“TSDD RA”), within the limit of an aggregate nominal amount of €300 million. You are asked to waive the shareholders’ preferential subscription rights for all of the TSDD RAs to be issued in favour of the French Republic.

In accordance with the provisions of the financing agreement referred to above, your Board of Directors proposes to set the unit issue price of the TSDD RAs to be issued at €1.25, i.e. a price equal to the price of the exercise of the warrants to purchase shares and to the issue price of the shares, subject of the third and fourth resolutions. We remind you that the subscription price is justified by the specificity of the Company’s situation and takes into account the undertakings agreed upon by the French Republic in the framework of the financing plan.

The principal characteristics of these bonds would be as follows:

•	the TSDD RAs may, where appropriate, be paid up by set off against certain, payable and due debts of the Company,

•	the TSDD RAs would be automatically reimbursable with shares of the Company, each TSDD RA giving the right by reimbursement to one share of the Company granting the same rights as existing shares, except for the date at which they give rise to a dividend, provided the French Republic obtains a decision from the European Commission declaring that the subscription by the French Republic of TSDD RAs issued by the Company and their reimbursement in shares constitute aid which is compatible with the common market or does not constitute State aid, the detailed methods of this reimbursement being determined by your Board of Directors, with the right to subdelegate in the conditions provided by law,

•	the TSDD RAs would be reimbursed in cash, at maturity or at an earlier date, in the circumstances and according to the methods to be determined by your Board of Directors, with the right to subdelegate in the conditions provided by law,

•	the TSDD RAs would have a duration of twenty years as from their subscription date,

•	the TSDD RAs would bear interest at a rate of 2% per annum until the date of the decision of the European Commission referred to above; however, in the event of a decision by the European Commission refusing the reimbursement with shares, the applicable rate will become, without retroactive effect, a EURIBOR rate increased by a margin of 5% per annum, of which 1.5% will be capitalised annually and payable in fine;

•	the nominal amount of the capital increase which may result from the reimbursement of the TSDD RAs thus issued with shares may not exceed €300 million, to which may possibly be added the nominal amount of the shares to be issued in addition to maintain the rights of the holders of TSDD RAs.

You are also asked to take note that this authorisation automatically entails for the benefit of the holders of TSDD RAs, waiver by the shareholders of their preferential right to subscribe shares which would be issued as reimbursement of the TSDD RAs.

The impact of this issuance on the shareholder’s situation and on the current market value is presented in the annex to this report.

Finally, you are requested to grant to the Board of Directors all powers, with the right to subdelegate in accordance with the provisions of the law and within the limits provided above, to implement this authorisation.

This authorisation is subject to the adoption by this Meeting of the second, third, fourth, fifth and seventh resolutions, as the financial agreement constitutes an indissociable whole.

Seventh Resolution

It is next proposed to you in the seventh resolution to cancel the general delegation granted by the Ordinary and Extraordinary General Meeting of Shareholders on 2 July 2003 in its thirteenth resolution, subject to the adoption by this Meeting of each of the second, third, fourth, fifth and sixth resolutions. This cancellation would allow the Company to implement such resolutions.

In the event that any of the second, third, fourth, fifth and sixth resolutions which are submitted for your vote are not approved, these resolutions would become void and the thirteenth resolution approved at the Ordinary and Extraordinary General Meeting of Shareholders on 2 July 2003 would remain valid. The general delegation granted by the Ordinary and Extraordinary General Meeting of Shareholders on 2 July 2003 in its thirteenth resolution has not been used.

Eighth resolution

In accordance with legal provisions and the various financial delegations related to the capital increase submitted for your vote at the Meeting, we submit for your approval in the eighth resolution the replacement of the authorisation related to capital increases reserved for employees of the Group granted to your Board of Directors by the Ordinary and Extraordinary General Meeting of Shareholders of 2 July 2003 in its fourteenth resolution, although this authorisation has not been used and remains valid.

As a result, we request in the eighth resolution that you cancel the previous authorisation as granted by the Ordinary and Extraordinary Shareholders’ Meeting of 2 July 2003 and renew it by authorising the Board of Directors, for a period of twenty-six months, to proceed with capital increases through the issue of shares or other securities giving access to the share capital, up to an aggregate nominal amount of €35.2 million, or approximately 10% of the share capital as of 22 September 2003. These issues will be reserved to members of a Company savings plan or affiliated French or foreign companies of the Group or economic interest groups which are related within the meaning of Articles L.233-16 and L.225-180 of the French Code de Commerce, who can subscribe to them, in accordance with current regulations, directly or indirectly through mutual funds. Your approval of this resolution will entail the express waiver by the shareholders of their preferential subscription rights in favour of the beneficiaries.

In accordance with current regulations, the subscription price of the issued shares shall not be lower than 20% of the average of the first Company share prices during the twenty trading days preceding the decision determining the date of the beginning of the subscription period, or higher than such average price. The characteristics of the other securities giving access to the Company’s share capital will be determined by the Board of Directors in the conditions set out by regulations. You are also asked to authorise the Board of Directors to proceed with the allocation, free of charge, of shares or other securities giving access to the Company’s share capital; within the limits of the provisions of Article L.443-5 of the French Code du Travail.

Finally, you are requested to grant full powers to the Board of Directors, with the right to subdelegate in accordance with the provisions of the law, to implement this authorisation in the limits and under the conditions set out above.

If you approve the eighth resolution, the authorisation granted by the Ordinary and Extraordinary Shareholders’ Meeting of 2 July 2003 in its fourteenth resolution will no longer be valid.

Ninth resolution

Finally, the purpose of the ninth resolution, the last resolution, is to allow for the completion of legal formalities consequential to the meeting.

In the event that the Board of Directors would decide to make use of these delegations submitted for your vote at this meeting, the definitive conditions of these transactions and their consequences will be disclosed, in accordance with provisions of Article 155-2 et seq. of the Decree of 23 March 1967, in the supplemental reports from the Board of Directors and the Auditors.

2. Activity since the end of the fiscal year ended 31 March 2003

Orders and sales for the first quarter of fiscal year 2003/04 (1 April – 30 June 2003)

(in millions of €)	Fiscal year 2002/03				Fiscal year 2003/04	% Change between Q1 02/03 and Q1 03/04	% Change between Q4 02/03 and Q1 03/04
	Q1	Q2	Q3	Q4	Q1
Orders received, actual figures	5,675	4,863	4,953	3,632	4,035	(29)%	11%
Orders received, comparable figures	5,173	4,450	4,597	3,457	4,035	(22)%	17%
Sales, actual figures	5,269	5,499	5,132	5,451	4,341	(18)%	(20)%
Sales, comparable figures	4,762	5,054	4,804	5,249	4,341	(9)%	(17)%

Orders received decreased by 22% compared to the very high level recorded in the first quarter of fiscal year 2002/03 but increased 17% compared to the fourth quarter of the preceding fiscal year (on a comparable basis). In particular, Power orders showed a strong recovery from the depressed level of the preceding three months.

Sales decreased 9% compared to the first quarter of fiscal year 2002/03 (on a comparable basis) reflecting the lower level of order intake in the preceding fiscal year.

Orders and sales in the first quarter of fiscal year 2003/04, were impacted by currency translation effects, particularly versus the US dollar (impact of approximately 5% on orders and 6% on sales), and by the disposal of our small industrial gas turbine business on 30 April 2003.

Business update

Order intake. In addition to weak markets in power generation new equipment, the Group’s commercial activity has been significantly impacted by customer concerns as to ALSTOM’s future and by difficulties in obtaining contract bonds. These factors have led to a lower level of order intake.

Orders received in the first half of fiscal year 2003/04 are now expected to be around €7 billion, approximately 25% below the first half of fiscal year 2002/03 on a comparable basis (same scope and same exchange rates).

Income and cash flow. As previously announced, a review of the projects managed by ALSTOM’s US Transport business was undertaken and has identified additional costs to complete some contracts of approximately €100 million. Other project reviews have led management to make more conservative estimates of costs to complete, with a corresponding negative impact on operating income. In particular, due to the bankruptcy of two key sub-contractors on a utility boiler contract in the US, the cost to complete this project has been re-assessed and will lead to a loss of approximately €50 million.

In the light of these developments, an operating margin of just over 1.0% is forecast for the first half of fiscal year 2003/04. A net loss of around €500 million is expected for this period due to the lower than expected operating margin combined with higher financial expenses and restructuring costs.

Free cash flow will be strongly negative in the first half mainly as a result of a slowdown in customer deposits and advances caused by lower orders and insufficient bonding availability, coupled with the scheduled cash outflow from GT24/GT26 provisions.

Disposals Programme. An agreement with Areva should be finalised shortly* for the sale of ALSTOM’s Transmission & Distribution (T&D) activities for an enterprise value of €950 million, subject to closing adjustments, with closing expected in early January 2004. The T&D sale will bring total proceeds from disposals since this time last year to €2.5 billion. Other assets sales are currently underway and due to uncertainties linked to timing, total proceeds secured by 31 March 2004 are expected to be around €2.7 billion.

ALSTOM’s results of the first half of fiscal year 2003/04 will be published on 13 November 2003.

22 September 2003

The Board of Directors

ANNEX TO THE REPORT OF THE BOARD OF DIRECTORS

Impact of the proposed issues

We have noted for you hereafter the effects of the capital increase presented below (third and fourth resolutions), of the issues of shares in reimbursement of the ORAs (fifth resolution), and of the issues of shares in reimbursement of TSDD RAs (sixth resolution). These issues are referred to hereafter collectively as the “Issues”. These elements are provided for information only. They will appear in final form in the supplemental report of the Board of Directors when the Board uses this delegation.

Using the assumption of 281,660,523 existing shares (or “undiluted basis”) and 292,271,520 shares taking account of the potential capital (or “diluted basis”) corresponding to the stock options remaining to be exercised as of 22 September 2003 (i.e. 10,610,997 stock options), and further using the following assumptions:

•	a capital increase of €300 million,

•	a maximum capital increase of €893 million resulting from the reimbursement with shares of all the ORAs, and

•	a maximum capital increase of €300 million resulting from the reimbursement with shares of all the TSDD RAs,

the impact of the Issues on the situation of a shareholder holding 1% of the Company’s share capital at the date hereof, as well as on his portion of the ALSTOM Group’s consolidated shareholders’ equity is summarised in the following tables:

*	ALSTOM has announced on 26 September 2003 the signature of the agreement to sell its T&D activities to Areva, for an enterprise value of €950 million, subject to closing adjustments.

1. Impact of the Issues on the shareholding in the Company’s capital of a shareholder holding 1% of the capital as of today

a) on an undiluted basis

	Shareholder does not exercise any of his warrants to purchase shares and does not subscribe to any ORAs	Shareholder exercises all of his warrants to purchase shares but does not subscribe to any ORAs	Shareholder does not exercise any of his warrants to purchase shares but subscribes to all the ORAs to which he is entitled	Shareholder exercises all of his warrants to purchase shares and subscribes to all the ORAs to which he is entitled

Assumptions	% holding of capital	% holding of capital	% holding of capital	% holding of capital
After capital increase (3rd and 4th resolutions)	0.54	1.00	0.54	1.00
In the case of reimbursement of ORAs in shares (5th resolution) before the reimbursement of TSDD RAs in shares (6th resolution)	0.23	0.42	0.81	1.00
In the case of reimbursement of TSDD RAs in shares (6th resolution) before the reimbursement of ORAs in shares (5th resolution)	0.37	0.68	0.37	0.68
After issue of shares as reimbursement of TSDD RAs and ORAs	0.19	0.35	0.67	0.84

b) on a diluted basis

	Shareholder does not exercise any of his warrants to purchase shares and does not subscribe to any ORAs	Shareholder exercises all of his warrants to purchase shares but does not subscribe to any ORAs	Shareholder does not exercise any of his warrants to purchase shares but subscribes to all the ORAs to which he is entitled	Shareholder exercises all of his warrants to purchase shares and subscribes to all the ORAs to which he is entitled

Assumptions	% holding of capital	% holding of capital	% holding of capital	% holding of capital
After capital increase (3rd and 4th resolutions)	0.53	0.98	0.53	0.98
In the case of reimbursement of ORAs in shares (5th resolution) before the reimbursement of TSDD RAs in shares (6th resolution)	0.23	0.42	0.80	0.99
In the case of reimbursement of TSDD RAs in shares (6th resolution) before the reimbursement of ORAs in shares (5th resolution)	0.36	0.68	0.36	0.68
After issue of shares as reimbursement of TSDD RAs and ORAs	0.19	0.35	0.67	0.83

2. Impact on the portion of the consolidated shareholders’ equity for the holder of one share

On the basis of the consolidated shareholders’ equity as at 31 March 2003 of €758 million, a shareholder holding one share holds a portion of the consolidated shareholders’ equity of the ALSTOM Group of €2.69 at present. The impact of the Issues on this portion is as follows:

a) on an undiluted basis

Assumptions	Portion of the shareholders’ equity (in €)
After capital increase (3rd and 4th resolutions)	2.03
In the case of reimbursement of ORAs in shares (5th resolution) before the reimbursement of TSDD RAs in shares (6th resolution)	1.67
In the case of reimbursement of TSDD RAs in shares (6th resolution) before the reimbursement of ORAs in shares (5th resolution)	1.78
After issue of shares as reimbursement of TSDD RAs and ORAs	1.60

b) on a diluted basis
Assumptions	Portion of the shareholders’ equity (in €)
After capital increase (3rd and 4th resolutions)	2.42
In the case of reimbursement of ORAs in shares (5th resolution) before the reimbursement of TSDD RAs in shares (6th resolution)	1.84
In the case of reimbursement of TSDD RAs in shares (6th resolution) before the reimbursement of ORAs in shares (5th resolution)	2.06
After issue of shares as reimbursement of TSDD RAs and ORAs	1.74

3. Theoretical impact of the Issues on the current market value of the ALSTOM share

ALSTOM considers that the various transactions provided in the financing agreement presented in the introduction to this report and the transactions which are submitted for your approval, including the Issues, are an important step in its financial restructuring. These transactions may have an impact on the market value of the ALSTOM share, in particular due to the dilution of the existing shares which would result. Given the complexity of the contemplated transactions and current context, it is particularly difficult to precisely assess this impact.

3    Five-year summary

       (Statutory accounts)

	31 March 1999		31 March 2000	31 March 2001	31 March 2002	31 March 2003
Capital at year end
a) Share capital (in € thousands)	1,303,124		1,282,190	1,292,325	1,292,325	1,689,963
b) Number of outstanding issued shares	213,698,403		213,698,403	215,387,459	215,387,459	281,660,523

Operations and income for the year (in € millions)
a) Dividend received	307.3		158.0	110.1	0.3	–
b) Income before tax, profit sharing, depreciation and provisions	390.9		166.4	106.2	59.4	79.1
c) Income tax	(21.7)		50.2	33.3	36.9	26.8
d) French legal profit sharing	–		–	–	–	–
e) Net income after tax, profit sharing, depreciation and provisions	346.4		215.2	158.7	90.8	(7,474.1)
f) Dividends	106.9	*	117.5	118.5	–	–

Earnings per share (in €)
a) Net earning after tax, profit sharing, but before depreciation and provisions	1.73		1.01	0.65	0.45	0.38
b) Net earning after tax, profit sharing, depreciation and provisions	1.62		1.01	0.74	0.42	(26.54)
c) Net dividend per share	0.50	*	0.55	0.55	–	–

Personnel
a) Number of personnel employed during the year	–		–	–	–	–
b) Amount of gross wages and salaries for the year (in € thousands)	–		–	–	–	155
c) Amount of social charges for the year (Social security and other welfare benefits) (in € thousands)	–		–	–	–	52

*	To which an interim dividend of €226.0 million (i.e. €1.13 per share) paid on 22 June 1998 solely to the two principal shareholders as of that date, must be added.

4    Auditors’ reports

AUDITORS’ SPECIAL REPORT ON THE PROPOSED ISSUANCE AND ALLOCATION, FREE OF CHARGE, OF WARRANTS TO SHAREHOLDERS TO PURCHASE SHARES*

(Third Resolution)

To the Shareholders of ALSTOM,

In our capacity as independent auditors of your Company and in accordance with the provisions set forth in the French Code de Commerce and in particular in Article L. 228-91 to L. 228-97, we present our report related to the proposed issue and allocation of warrants, free of charge, to shareholders giving the right to purchase, at the unit price of €1.25, shares which would be issued pursuant to the fourth resolution described below and subscribed by the financial institutions identified in that resolution. The purpose of this resolution is to authorise a share capital increase of a nominal maximum amount of €300 million.

The third resolution forms a part of the overall financing package of your Company described in the report of your Board of Directors. It cannot be dissociated from the fourth resolution. This authorisation which is submitted for your approval, is subject to the adoption of the other operations submitted to your vote (as specified in the second, fourth, fifth, sixth and seventh resolutions of this Ordinary and Extraordinary Meeting).

The Board of Directors proposes on the basis of its report to delegate to it powers to implement this authorisation and set certain terms of such operations, in particular the number of warrants necessary for the purchase of one share.

Given the complexity of the contemplated transactions and current context, the Board of Directors considers not to be in a position to assess the impact thereof this operation on the market value of the ALSTOM shares at this stage.

We have performed our work according to the French professional auditing standard applicable to such engagements. These standards require that we perform the procedures necessary for the purpose of examining:

•	the information provided in the report of the Board of Directors justifying the criteria selected for the calculation of the issue price and its amount,

•	the financial information as of 31 March 2003 extracted from the consolidated financial statements approved by the Board of Directors and modified pursuant the Board of Directors proposal on 2 July 2003 and adopted by the Shareholders meeting on the same day. These financial statements have been audited by us in accordance with professional auditing standards applicable in France.

We have no comment to make as to the appropriate extraction of the financial information from the consolidated financial statements of the company and disclosed in the report of the Board of Directors. We however draw your attention to the fact that we have not examined the forward looking information included this report.

We have the following comments on the criteria selected for the calculation of the acquisition price and its amount:

The Board of Directors in its report has reminded the shareholders that the purchase price of a share upon exercise of warrants is identical to the subscription price of the shares by the banks pursuant to the fourth resolution and that the financing operations contemplated in the second, fourth, fifth, sixth and seventh resolution constitutes an indissociable whole, which results from negotiation between the Group, its core banks and the Republic of France.

The purchase price of a share upon exercise of the warrant has been set at €1.25, an amount which is equal to the nominal value of the share but lower than:

•	the amount of consolidated net equity, €2.69, as set out in the financial statements adopted during your Ordinary and Extraordinary General Meeting of 2 July 2003,

•	the share price of your Company at the end of the day prior to the date of the Board meeting proposing these resolutions was held on 21 September 2003, (€2,79) and at the end of the day prior to the date of this report (€2.73).

Pursuant to the provisions of article 155-2 of the Decree of 23 March 1967, we will issue a further report when the Board of Directors proceeds with this share issue.

Neuilly-sur-Seine, 21 October 2003

The Independent Auditors

Barbier Frinault & Autres Ernst & Young	Deloitte Touche Tohmatsu

Gilles Puissochet	Alan Glen

*	See page 21

AUDITORS’ SPECIAL REPORT ON THE PROPOSED ISSUE OF SHARES WITH THE WAIVER OF A PREFERENTIAL SUBSCRIPTION RIGHT*

(Fourth Resolution)

To the Shareholders of ALSTOM,

In our capacity as independent auditors of your Company and in accordance with the provisions set forth in Article L. 225-135 of the French Code de Commerce, we present our report related to the proposed issue of shares reserved to financial institutions BNP PARIBAS, Crédit Agricole Indosuez, CLIFAP, EZEPART, Crédit Industriel et Commercial, CDC Ixis Capital Markets, Natexis Bleichroeder S.A. and FINANPAR 17 for a maximum nominal amount of €300 million or a maximum of 240 million shares of €1.25 each. You are called upon to vote on this proposal.

This resolution forms a part of the overall financing package of your Company described in the report of your Board of Directors and cannot be dissociated from the third resolution. This authorisation which is submitted for your approval, is subject to the adoption of the other operations submitted to your vote (as specified in the second, third, fifth, sixth and seventh resolutions of this Ordinary and Extraordinary Meeting).

The Board of Directors proposes on the basis of its report to you to delegate to it powers to set certain terms of such operation and proposes to you to waive your preferential subscription rights.

Given the complexity of the contemplated transactions and current context, the Board of Directors considers not to be in a position to assess the impact thereof this operation on the market value of the ALSTOM shares at this stage.

We have performed our work according to the French professional auditing standard applicable to such engagements. These standards require that we perform the procedures necessary for the purpose of examining:

•	the information provided in the report of the Board of Directors to justify the proposal to waive the shareholders’ preferential subscription rights and the criteria selected for the calculation of the issue price and its total amount,

•	the financial information as of 31 March 2003 extracted from the consolidated financial statements approved by the Board of Directors and modified pursuant the Board of Directors proposal on 2 July 2003 and adopted by the Shareholders meeting on the same day. These financial statements have been audited by us in accordance with professional auditing standards applicable in France.

We have no comment to make as to:

•	the appropriate extraction of the financial information from the consolidated financial statements of the company and disclosed in the report of the Board of Directors. We however draw your attention to the fact that we have not examined the forward looking information included in this report,

•	the presentation of the effect of the issue on existing shareholders and your future share in shareholders’ equity.

We have the following comments on the proposal to waive the shareholders’ preferential subscription rights and the criteria selected for the calculation of the share price and its amount:

The Board of Directors has justified the issue price of the shares by the specificity of the Company’s situation and the technical methods contemplated for this capital increase and that the financing operations contemplated in the second, third, fifth, sixth and seventh resolution constitutes and indissociable whole, which results from negotiations between the Group, its core banks and the Republic of France.

The subscription price of a share has been set at €1.25, an amount which is equal to the nominal value of the share but lower than:

•	the amount of consolidated net equity, thus €2.69, as set out in the financial statements adopted during your Ordinary and Extraordinary General Meeting of 2 July 2003,

•	the share price of your Company at the end of the day prior to the date of the Board meeting proposing these resolutions on 21 September 2003, (€2.79) was held and at the end of the day prior to the date of this report (€2.73).

Pursuant to the provisions of article 155-2 of the Decree of 23 March 1967, we will issue a further report when the Board of Directors proceeds with this share issue.

Neuilly-sur-Seine, 21 October 2003

The Independent Auditors

Barbier Frinault & Autres Ernst & Young	Deloitte Touche Tohmatsu

Gilles Puissochet	Alan Glen

*	See page 21

AUDITORS’ SPECIAL REPORT ON THE PROPOSED ISSUE OF BONDS MANDATORILY REIMBURSABLE IN NEW SHARES*

(Fifth Resolution)

To the Shareholders of ALSTOM,

In our capacity as independent auditors of your Company and in accordance with the provisions set forth in Article L. 228-92 of the French Code de Commerce, we present our report related to the proposed issue of bonds mandatorily reimbursable with new shares (obligations remboursables en actions) (“the ORA’s”). The issue price per ORA has been set at €1.40, the maximum nominal aggregate amount of the ORA’s to be issued may not exceed €1,000 million, the aggregate nominal value of the share capital increase resulting from the redemption in shares of all the ORA’s may not exceed €893 million to which may be added, the nominal amount of shares to be issued in order to preserve the rights of the holders of shares and/or securities giving immediate or future access to shares of the Company. You are called upon to vote on this proposal.

This resolution forms a part of the overall financing package of your Company described in the report of your Board of Directors and cannot be dissociated of the resolutions submitted to your vote in the second, third, fourth, sixth and seventh resolutions of this present Ordinary and Extraordinary Meeting.

The Board of Directors proposes on the basis of its report to delegate to it powers to implement this authorisation and set certain terms of such operations.

Given the complexity of the contemplated transactions and current context, the Board of Directors considers not to be in a position to assess the impact thereof this operation on the market value of the ALSTOM shares at this stage.

We have performed our work according to the French professional auditing standard applicable to such engagements. These standards require that we perform the procedures necessary for the purpose of examining:

•	the information provided in the report of the Board of Directors to justify the criteria selected for the calculation of the issue price and its amount,

•	the financial information as of 31 March 2003 extracted from the consolidated financial statements approved by the Board of Directors and modified pursuant the Board of Directors proposal on 2 July 2003 and adopted by the Shareholders meeting on the same day. These financial statements have been audited by us in accordance with professional auditing standards applicable in France.

We have no comment to make as to the appropriate extraction of the financial information from the consolidated financial statements of the company and disclosed in the report of the Board of Directors. We however draw your attention to the fact that we have not examined the forward looking information included in the report of the Board of Directors to your shareholders’ meeting.

We have the following comments on the criteria selected for the calculation of the issue price of the ORA’s and their total amount:

The subscription price of the ORA has been set at €1.40, it is based on the issue price of the shares and that of the exercise of the warrants to purchase shares, referred to in the fourth and third resolutions respectively, €1.25, increased by a premium calculated on the basis of the 2% dividend. The Board of Directors has justified the subscription price of €1.25 of the shares and the exercise of the warrants by the specificity of the Company’s situation and the technical methods contemplated for this capital increase as well as by the undertakings agreed upon by the Republic of France. In consequence, the subscription price of the shares to be issued in order to reimburse the ORA which is higher than the nominal value of the share but lower than:

•	the amount of consolidated net equity, €2.69, as set out in the financial statements adopted during your Ordinary and Extraordinary General Meeting of 2 July 2003,

•	the share price of your Company at the end of the day prior to the date of the Board meeting proposing these resolutions on 21 September 2003, (€2.79) was held and at the end of the day prior to the date of this report (€2.73).

In addition, the Board of Directors has reminded that this resolution forms part of an overall financing package and cannot take place unless the second, third, fourth, sixth and seventh resolutions, which are the result of negotiations between the group, its core banks and the Republic of France, are also approved.

Pursuant to the provisions of article 155-2 of the Decree of 23 March 1967, we will issue a further report when the Board of Directors proceeds with this share issue.

Neuilly-sur-Seine, 21 October 2003

The Independent Auditors

Barbier Frinault & Autres Ernst & Young	Deloitte Touche Tohmatsu

Gilles Puissochet	Alan Glen

*	See page 21

AUDITORS’ SPECIAL REPORT ON THE PROPOSED ISSUE OF SUBORDINATED BONDS REIMBURSABLE WITH SHARES OF THE COMPANY (“TSDD RA”)*

(Sixth Resolution)

To the Shareholders of ALSTOM,

In our capacity as independent auditors of your Company and in accordance with the provisions set forth in Article L. 228-92 of the French Code de Commerce, we present our report related to the proposed issue of subordinated bonds reimbursable with shares of the Company (“TSDD RA”) reserved to the French Republic within the limit of an aggregate nominal amount of €300 million, taking into account that the nominal amount of the capital increase which may result from the reimbursement of the TSDD RA thus issued with shares may not exceed €300 million, thus 240 millions of shares to be issued at €1.25 to which may be added, the nominal amount of shares to be issued in order to preserve the rights of the holders of subordinated bonds reimbursable with shares of the Company.

This resolution forms a part of the overall financing package of your Company described in the report of your Board of Directors and cannot be dissociated from the third resolution. This authorisation which is submitted for your approval, is subject to the adoption of the other operations submitted to your vote (as specified in the second, third, fourth, fifth, and seventh resolutions of this Ordinary and Extraordinary Meeting).

The Board of Directors proposes on the basis of its report to you to delegate to it, powers to set certain terms of such operation and proposes to you to waive your preferential subscription rights.

Given the complexity of the contemplated transactions and current context, the Board of Directors considers not to be in a position to assess the impact thereof this operation on the market value of the ALSTOM shares at this stage.

We have performed our work according to the French professional auditing standard applicable to such engagements. These standards require that we perform the procedures necessary for the purpose of examining:

•	the information provided in the report of the Board of Directors to justify the criteria selected for the calculation of the issue price and its amount,

•	the financial information as of 31 March 2003 extracted from the consolidated financial statements approved by the Board of Directors and modified pursuant the Board of Directors proposal on 2 July 2003 and adopted by the Shareholders meeting on the same day. These financial statements have been audited by us in accordance with professional auditing standards applicable in France.

We have no comment to make as to the appropriate extraction of the financial information from the consolidated financial statements of the company and disclosed in the report of the Board of Directors. We however draw your attention to the fact that we have not examined the forward looking information included in this report.

We have the following comments on the criteria selected for the calculation of the issue price of the subordinated bonds reimbursable with shares of the Company:

The Board of Directors has justified the specificity of the Company’s situation and the technical methods contemplated for this capital increase as well as by the undertakings agreed upon by the Republic of France in the framework of the financing plan, and that this forms part of an overall financing package and cannot take place unless the second, third, fourth, fifth, and seventh resolutions, which are the result of negotiations between the Group, its core banks and the Republic of France, are also approved.

The Board of Directors proposes, in addition, and consistent with the agreement specified in its report, to set the subscription price of these shares at an amount equal to the amount of the third and fourth resolutions.

The subscription price of a share to be issued to reimburse subordinated bonds has been set at €1.25, an amount which is equal to the nominal value of the share but lower than:

•	the amount of consolidated net equity, €2.69, as set out in the financial statements adopted during your Ordinary and Extraordinary General Meeting of 2 July 2003, divided by the number of shares,

•	the share price of your Company at the end of the day prior to the date of the Board meeting proposing these resolutions on 21 September 2003, (€2.79) was held and at the end of the day prior to the date of this report (€2.73).

Pursuant to the provisions of article 155-2 of the Decree of 23 March 1967, we will issue a further report when the Board of Directors proceeds with this share issue.

Neuilly-sur-Seine, 21 October 2003

The Independent Auditors

Barbier Frinault & Autres Ernst & Young	Deloitte Touche Tohmatsu

Gilles Puissochet	Alan Glen

*	See page 21

AUDITORS’ SPECIAL REPORT ON THE PROPOSED ISSUE OF SHARES RESERVED FOR EMPLOYEES OF THE ALSTOM GROUP PARTICIPATING IN THE EMPLOYEE SAVINGS PLAN WITH WAIVER OF PREFERENTIAL SUBSCRIPTION RIGHTS*

(Eighth Resolution)

To the Shareholders of ALSTOM,

In our capacity as independent auditors of your Company and in accordance with the provisions set forth in Article L. 225-135 of the French Code de Commerce, we present our report on the proposed issue of shares reserved for employees that contribute to the employee savings fund of the company and/or of entities related to the company as determined in Articles L. 223-18 of the French Code de Commerce, pursuant to conditions set forth in Articles L. 443-1 and following of the French Code du Travail. This issue of shares is submitted for your approval pursuant to Article L. 225-129 VII of the French Code de Commerce.

Under this 26-month authorization, capital may be increased in one or several issues up to a maximum nominal aggregated amount of €35.2 million as of the date of the decision of the Board of Directors.

This authorization cancels the authorization granted to the Board of Directors by your Ordinary and Extraordinary General Meeting of 2 July 2003.

The Board of Directors has requested authorisation to approve the terms of such an operation, which by its nature imply the waiver of your preferential subscription rights.

We have performed our work according to the French professional auditing standard applicable to such engagements. These standards require that we perform the procedures necessary for the purpose of examining the criteria selected for the calculation of the issue price.

Subject to our subsequent examination of the terms of the proposed issue, we have no comment to make as to the criteria selected for the calculation of the issue price as set out in the report of the Board of Directors.

As the issue price has not yet been set, we are not able to provide an opinion on the definitive conditions of the issue and, as a result, on the related proposal to waive your preferential subscription rights, which in theory, would appear reasonable in the context of such an operation.

Pursuant to the provisions of article 155-2 of the Decree of 23 March 1967, we shall issue a further report once the Board of Directors has performed such an operation.

Neuilly-sur-Seine, 21 October 2003

The Independent Auditors

Barbier Frinault & Autres Ernst & Young	Deloitte Touche Tohmatsu

Gilles Puissochet	Alan Glen

*	(Free translation of a French language original prepared for convenience purpose only. Accounting principles and auditing standards and their application in practice vary from one country to another. The accompanying financial statements are not intended to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries other than France. In addition, the procedures and practices followed by the statutory auditors in France with respect to such financial statements included in a prospectus may differ from those generally accepted and applied by auditors in other countries. Accordingly, the French financial statements and the auditors’ report - of which a translation is presented in this document for convenience only – are for use by those knowledgeable about French accounting procedures, auditing standards and their application in practice.)

5    Board of Directors*

Patrick Kron

Chairman & Chief Executive Officer

Other directorships and positions: Until 2002, Mr Patrick Kron was Chief Executive Officer of Imerys and a Director of Carbone Lorraine, Chairman & Chief Executive Officer of Mircal (France), Chairman of Imerys USA, Inc. and Imerys UK Limited, Chairman and Delegated Director of Plibrico International SA (Luxembourg), Chairman of Beirat of Plibrico GmbH (Germany), Member of the Supervisory Board of Treibacher Schleifmittel AG (Austria), and Director of C-E Minerals, Inc. (USA) and Timcal SA (Switzerland).

Jean-Paul Béchat

Director

Other directorships and positions: Mr Jean-Paul Béchat is Chairman and CEO of Snecma. He is a member of the Board of Directors of Messier-Dowty International Ltd, Natexis Banques Populaires and SOGEPA. He is Honorary Chairman of GIFAS. He has been appointed by the French government as a member of the “General Council for Armaments”. He was a member of the Board of Directors of France Telecom until February 2003, and Chairman of AECMA until October 2002.

Candace Beinecke

Director

Other directorships and positions: Ms Candace Beinecke has been Chair of Hughes Hubbard & Reed LLP, New York, USA, since 1999. She serves as a Director of Arnhold & S. Bleichroeder Advisors, and of LLC First Eagle Funds, USA, the successor to the First Eagle and First Eagle SoGen Funds on whose boards she served until their merger in 2002. Ms Beinecke also serves as a Director of the Partnership for New York City.

Georges Chodron de Courcel

Director

Other directorships and positions: Mr Chodron de Courcel is Chief Operating Officer of BNP Paribas. He is also a Director of Bouygues and Nexans, a non voting Director of Scor and a member of the Supervisory Board of Lagardère.

James B. Cronin

Director

Other directorships and positions: Mr James B. Cronin is a Director of ALSTOM SA (Proprietary) Limited.

Klaus Esser

Director

Other directorships and positions: Dr. Klaus Esser is a partner in General Atlantic Partners LLC. He is Chairman of the Supervisory Board of Apollis AG and of Ixos Software AG. He is a member of the Supervisory Board of Compugroup AG, of GWI AG and of Convisual AG.

Gérard Hauser

Director

Other directorships and positions: Mr Gérard Hauser is Chairman and Chief Executive Officer of Nexans. He is a member of the Board of Directors of Aplix, Faurecia, Electro Banque and Liban Cables.

George Simpson

Director

Other directorships and positions: Lord Simpson is a Director of Nestlé S.A and of Triumph Inc. He was a Director of Halifax Bank of Scotland plc until May 2002.

*	Composition as of 22 September 2003.
*	Sir William Purves resigned from his position as Director and Vice Chairman of ALSTOM effective 28 July 2003.

6    Information about the Director whose nomination is submitted to the Shareholders’ Meeting

Mr James William Leng

Date of birth: 19 November 1945

Nationality: British

Number of ALSTOM shares held: None*

Professional references and current directorships:

France:	None

Foreign countries:

Chairman of Corus Group plc and of Laporte Group Pension Trustees Limited

Non executive Director of Pilkington plc, IMI plc, and JP Morgan Fleming Mid Cap Investment Trust plc

Governor of the National Institute of Economic and Social

Research Fellow of the Institute of Marketing

Past directorships and functions

(held during the last five years)

France:	None

Foreign countries:	Chief Executive Officer of Laporte plc Vice President of Chemical Industries Association Limited Chairman of Doncasters Group Limited Director of Stagecoach Holdings plc

*	From his/her appointment, any Director of the Company must, in accordance with the provisions of Article L. 225-25 of the French Code de Commerce, acquire 10 ALSTOM shares within 3 months.

7    Resolutions submitted to the Shareholders’ Meeting

RESOLUTIONS FALLING WITHIN THE POWERS OF AN ORDINARY SHAREHOLDERS’ MEETING

First resolution

(Appointment of a new director)

The shareholders, voting under the conditions of quorum and majority required for Ordinary General Meetings, appoint Mr James William Leng as director for a duration of four years, until the end of the Ordinary General Meeting convened to approve the accounts for the fiscal year ending 31 March 2007.

Second resolution

(Authorisation to be granted to the Board of Directors to issue subordinated bonds (“TSDD”), which would be subscribed by the French Republic, or by any other entity controlled or guaranteed by it, subject to the adoption by this Meeting of the third, fourth, fifth, sixth and seventh resolutions)

The shareholders, voting under the conditions of quorum and majority required for Ordinary General Meetings, having reviewed the report of the Board of Directors, acting in accordance with the provisions of the French Code de Commerce and, in particular, Articles L. 228-39 et seq. and Article L. 213-5 of the French Code Monétaire et Financier, and subject to the adoption of the third, fourth, fifth, sixth and seventh resolutions hereby:

1.	authorise the Board of Directors, for a period of one year from the date of this Meeting, to proceed, in one or more times and whenever it thinks appropriate, with the issuance of subordinated bonds (titres subordonnés à durée déterminée) (“TSDD”), having the following principal characteristics:

•	the total nominal amount of the issuances of TSDDs shall not exceed €200 million,

•	the TSDDs may, where appropriate, be paid up by set-off against certain, payable and due debts of the Company,

•	the TSDDs will bear interest at a EURIBOR rate increased by a 5% annual margin, of which 1.5% capitalised annually and payable in fine,

•	the TSDDs will mature fifteen years after their issuance, the Board of Directors, having the power to provide for early amortisation;

2.	decide that this issuance of TSDDs will be reserved for the French Republic or any other entity controlled or guaranteed by it;

3.	decide that the Board of Directors will have all powers, with the right to subdelegate in accordance with the provisions of the law and within the limits provided for above, to implement this authorisation, and in particular to:

•	set the number of TSDDs to be issued, their nominal value and their issue price, the dates and other characteristics and conditions of the issuances, and method of payment of the TSDDs,

•	set the terms in order to carry out the reimbursement of the TSDDs, at maturity or where appropriate at an earlier date, the conditions of their amortisation and, where appropriate, the repurchase or exchange terms,

•	more generally, to take all measures and conclude all agreements necessary for the contemplated issuance(s), and

•	proceed with all filings and publications as required.

RESOLUTIONS FALLING WITHIN THE POWERS OF AN EXTRAORDINARY SHAREHOLDERS’ MEETING

Third resolution

(Authorisation to be granted to the Board of Directors to issue and allocate, free of charge, to shareholders warrants giving the right to purchase shares which would be issued pursuant to the fourth resolution below, subject to the adoption by this Meeting of the second, fourth, fifth, sixth and seventh resolutions)

The shareholders, voting under the conditions of quorum and majority required for Extraordinary General Meetings, having reviewed the report of the Board of Directors and the special report of the Statutory Auditors, acting in accordance with the provisions of the French Code de Commerce, and in particular, Article L. 228-91, and subject to the adoption of the second, fourth, fifth, sixth and seventh resolutions, hereby:

1.	authorise the Board of Directors, for a period of one year from the date of this Meeting, to proceed with the issuance and allocation, free of charge, of warrants to shareholders giving the right to purchase shares of the Company which would be issued pursuant to the fourth resolution;

2.	decide that these warrants will have the following principal characteristics:

•	the allocation, free of charge, of these warrants giving the right to purchase shares will be carried out for the benefit of the shareholders of the Company, in proportion to the number of shares they hold,

•	the unit acquisition price of one share upon exercise of warrants will be €1.25,

•	the total number of warrants to purchase the shares issued pursuant to this resolution will give the right to purchase a maximum aggregate number of 240 million shares to come from the reserved issuance referred to in the fourth resolution,

•	the exercise period of these warrants cannot exceed sixty days;

3.	take note that each Bank subscribing to the reserved increase in share capital pursuant to the fourth resolution below has undertaken that these subscribed shares can be purchased at a price of €1.25 per share by the holders of the warrants issued pursuant to this resolution, who exercise the said warrants;

4.	decide that the Board of Directors shall proceed with the issuance of warrants as soon as possible and at the latest thirty days after the issuance of shares pursuant to the fourth resolution;

5.	decide that the Board of Directors shall have full powers, with the right to subdelegate in accordance with the provisions of the law, and within the limits provided for above, to implement this authorisation, and in particular, to:

•	set the issuance and allocation date of the warrants,

•	fix the number of warrants allocated free of charge to shareholders, as well as the exercise period and the exercise parity of the warrants,

•	determine the other characteristics and conditions of the warrants,

•	more generally, take all measures and conclude all agreements to allow the exercise of the warrants by their holders,

•	carry out, where necessary, all formalities in view of the listing on the Premier Marché of Euronext Paris (and, where necessary, on any other regulated market place) of the warrants giving the right to purchase shares, issued pursuant to this authorisation, and

•	proceed with all filings and publications as required.

Fourth resolution

(Authorisation to be granted to the Board of Directors to increase the share capital by the issuance of shares with waiver of preferential subscription rights of the shareholders, for the benefit of BNP PARIBAS, Crédit Agricole Indosuez, CLIFAP, EZEPART, Crédit Industriel et Commercial, CDC Ixis Capital Markets, Natexis Bleichroeder S.A. and FINANPAR 17, subject to the adoption by this Meeting of the second, third, fifth, sixth and seventh resolutions)

The shareholders, voting under the conditions of the quorum and majority required for Extraordinary General Meetings, having reviewed the report of the Board of Directors and the special report of the Statutory Auditors, acting in accordance with the provisions of the French Code de Commerce, and in particular, Article L. 225-138, and subject to the adoption of the second, third, fifth, sixth and seventh resolutions, hereby:

1.	authorise the Board of Directors, for a period of one year from the date of this Meeting, to increase the share capital by the issuance of shares of the Company conferring the same rights as the existing shares except the date at which they give rise to a dividend, for a maximum nominal share capital increase of €300 million, corresponding to a maximum of 240 million shares with a nominal value of €1.25 each, to be subscribed either in cash or by set-off against certain, payable and due debts of the Company;

2.	decide to waive, for all the shares in the above paragraph 1, the shareholders’ preferential subscription rights for the benefit of the legal entities which are listed below (collectively referred to as “the Banks”) that will each have the right to subscribe to a maximum number of shares representing the maximum nominal amount of share capital increase as indicated below opposite their names:

Banks	Maximum nominal amount (in €)
BNP PARIBAS	74,400,000
Crédit Agricole Indosuez	37,269,000
CLIFAP	23,331,000
EZEPART	51,000,000
Crédit Industriel et Commercial	51,000,000
CDC Ixis Capital Markets	27,000,000
Natexis Bleichroeder S.A.	24,000,000
FINANPAR 17	12,000,000
Total	300,000,000

3.	decide that the unit issue price of the shares to be issued pursuant to the above share capital increase will be €1.25, to be fully paid up at the time of subscription;

4.	take note that each Bank listed above has undertaken that the subscribed shares can be purchased at a price of €1.25 per share, by the holders of warrants referred to in the above third resolution, who exercise the said warrants;

5.	decide that the Board of Directors shall have full powers, with the right to subdelegate in accordance with the provisions of the law, and within the limits provided above, to implement this authorisation, and in particular, to:

•	set the dates, terms, and the conditions of issuance, the method and conditions of payment, the date (which may be retroactive) at which they give rise to a dividend,

•	more generally, take all measures and conclude all agreements necessary for the contemplated issuances,

•	carry out, where necessary, all formalities in view of the listing on the Premier Marché of Euronext Paris (and, on any other regulated market place) of the shares issued pursuant to this authorisation, and

•	record the completion of the increase in share capital, amend the Articles of Association accordingly and proceed with all filings and publications, as required.

Fifth resolution

(Authorisation to be granted to the Board of Directors to issue bonds mandatorily reimbursable with new shares of the Company (“ORA”), with maintenance of preferential subscription rights of the shareholders, subject to the adoption by this Meeting of the second, third, fourth, sixth and seventh resolutions)

The shareholders, voting under the conditions of quorum and majority required for Extraordinary General Meetings, having examined the report of the Board of Directors and the special report of the Statutory Auditors, and acting in accordance with the provisions of the French Code de Commerce, in particular Article L. 228-91, and subject to the adoption of the second, third, fourth, sixth and seventh resolutions:

1.	authorise the Board of Directors, for a period of one year from the date of this Meeting, to issue, in one or more times, and whenever it thinks appropriate, debt instruments, subordinated or not, in the form of bonds mandatorily reimbursable with new shares (obligations remboursables en actions) (“ORA”) of the Company with the following principal characteristics:

•	the nominal amount of the issuance of bonds will not exceed €1 billion,

•	the ORAs, where appropriate, may be paid up by set-off against certain, payable and due debts of the Company,

•	the unit issue price per ORA to be issued pursuant to the issuances referred to above will be €1.40,

•	the ORAs will bear interest at a rate of 2% per annum and will mature on 31 December of the fifth year following their issuance,

•	the ORAs will be mandatorily reimbursable with new shares of the Company, each bond giving the right upon reimbursement to one share of the Company with the same rights as those attached to existing shares, except for the date at which they give rise to a dividend,

•	the aggregate nominal value of the share capital increase resulting from the reimbursement in shares of all the ORAs may not exceed €893,000,000, which may be increased, if necessary, by the nominal value of shares to be issued to maintain the rights of the bondholders.

2.	decide that the shareholders will, in accordance with the conditions set out by law, have the benefit of a preferential right to subscribe on an irreducible basis to ORAs that may be issued pursuant to this authorisation. In addition, the Board of Directors will have the power to grant the shareholders, in accordance with the conditions set out by law, the right to subscribe on a reducible basis for a greater number of ORAs than they may subscribe on an irreducible basis.

If subscriptions on an irreducible basis and, as the case may be, on a reducible basis, do not account for the whole issuance, the Board of Directors may, in accordance with the provisions of the law and in the manner that it shall decide, exercise either one or more of the following options:

•	freely allot all or part of the ORAs which have not been subscribed to by the shareholders to the persons of its choice,

•	offer to the public, on the French or international markets, all or part of the ORAs that have not been subscribed to by the shareholders.

3.	acknowledge that this authorisation automatically entails for the benefit of the holders of the ORAs, the waiver by shareholders of their preferential right to subscribe to the shares that will be issued in reimbursement of the ORAs;

4.	decide that the Board of Directors will have all powers to implement this authorisation, with the right to subdelegate, within the limits of the law and the limits above, and in particular to:

•	set the dates, other characteristics and conditions of the issuances, as well as the method pursuant to which the ORAs will be paid up,

•	determine, in particular, whether the bonds are subordinated or not, the conditions for their reimbursement, the terms of the repayment of the bonds according to market conditions and, where applicable, the conditions for the repurchase and exchange of the bonds,

•	set the date (which may be retroactive) at which the shares created upon reimbursement of the bonds will give right to a dividend,

•	suspend, if necessary and for a maximum period of three months, the exercise of the rights attached to the ORAs,

•	set, the methods by which the rights of the holders of ORAs will be maintained,

•	take generally all useful measures and conclude all agreements necessary for the contemplated issuances,

•	where appropriate, take all measures to have the securities issued pursuant to this authorisation admitted for trading on the Premier Marché of Euronext Paris (and, where appropriate, on any other regulated market place), and

•	record the completion of increases in share capital resulting from the reimbursement in shares of the ORAs, amend the Articles of Association accordingly and carry out all filings and publications as required.

Sixth resolution

(Authorisation to be granted to the Board of Directors to issue subordinated bonds reimbursable with shares (“TSDD RA”), with the waiver of preferential subscription rights of the shareholders for the benefit of the French Republic, subject to the adoption by this Meeting of the second, third, fourth, fifth and seventh resolutions)

The Shareholders, voting under the conditions of quorum and majority required for Extraordinary General Meetings, having examined the report of the Board of Directors and the special report of the Statutory Auditors, in accordance with the provisions of the French Code de Commerce, in particular Article L. 228-91, and subject to the approval of the second, third, fourth, fifth and seventh resolutions:

1.	authorise the Board of Directors, for a period of one year from the date of this Meeting, to proceed, in one or more times and whenever it thinks appropriate, with the issuance of the subordinated bonds reimbursable with shares (titres subordonnés à durée déterminée remboursables en actions) (“TSDD RA”), having the following characteristics:

•	the total nominal amount of issues of TSDD RAs will not exceed €300,000,000,

•	the TSDD RAs may, where appropriate, be paid up by set off against certain, payable and due debts of the Company,

•	the unit issue price of the TSDD RA to be issued pursuant to the issuances referred to above will be €1.25,

•	the TSDD RAs will be automatically reimbursed in shares of the Company, each TSDD RA giving the right to reimbursement with one Company share conferring the same rights as existing shares except the date at which they give right to a dividend, subject to obtaining a decision from the European Commission declaring that the subscription by the French Republic to TSDD RAs issued by the Company and their reimbursement in shares constitutes aid compatible with the common market or does not constitute State aid, the detailed terms of this reimbursement to be determined by the Board of Directors, with the right of sub-delegation in accordance with the provision of the law,

•	the TSDD RAs will be reimbursed in cash, in the circumstances and according to the terms which will be determined by the Board of Directors with the right of sub-delegation in accordance with the provisions of the law,

•	the TSDD RAs will have a duration of twenty years as from their subscription date,

•	the TSDD RAs will bear interest at a rate of 2% per annum until the date of the European Commission’s decision; however, in case of a decision by the European Commission refusing the reimbursement in shares, the applicable rate will become, without retroactivity, a EURIBOR rate increased by a 5% margin per annum, of which 1.5% annually capitalised and payable in fine,

•	the aggregate nominal amount of the increase in capital, which may result from the reimbursement in shares of all the TSDD RAs shall not exceed €300,000,000, to which will be added, where appropriate, the nominal amount of shares to be issued to maintain the rights of the holders of TSDD RAs.

2.	decide to waive for all of the TSDD RAs which may be issued, the shareholders’ preferential subscription right for the benefit of the French Republic;

3.	acknowledge that this authorisation automatically implies, for the benefit of the holders of TSDD RAs, the waiver by the shareholders of their preferential right to subscribe the shares which will be issued in reimbursement of the TSDD RAs;

4.	decide that the Board of Directors will have all powers, with the right to sub-delegate in accordance with the provisions of the law, and within the limits described above, to implement this authorisation and in particular to:

•	set the dates, and other characteristics and conditions of issuance, as well as the payment terms of the TSDD RAs, and in particular

•	set the detailed conditions of the reimbursement in shares of the TSDD RAs,

•	set the circumstances and conditions for the payment in cash of the TSDD RAs at maturity or earlier,

•	set the other terms and conditions for the payment and redemption of TSDD RAs in accordance with market conditions and, where appropriate, the conditions for their repurchase or exchange,

•	set the date (even retroactive) at which the shares issued for the reimbursement of the TSDD RAs will give right to a dividend,

•	set the conditions under which the rights of the TSDD RA holders will be maintained,

•	suspend, where appropriate, and for a maximum period of three months, the exercise of the rights attached to the TSDD RAs,

•	take generally all useful measures and conclude all agreements necessary for the contemplated issuances,

•	where applicable, take all measures related to the listing on the Premier Marché of Euronext Paris (and, where appropriate, on any other regulated market) of the shares to be issued in reimbursement of the TSDD RAs issued pursuant to the present delegation,

•	record the completion of increase(s) in capital, amend the Articles of Association accordingly and proceed with all filings and publications, as required.

Seventh resolution

(Cancellation of the general delegation granted to the Board of Directors by the shareholders at the Meeting of 2 July 2003 in its thirteenth resolution, subject to the adoption by this Meeting of the second, third, fourth, fifth and sixth resolutions)

The shareholders, voting under the conditions of quorum and majority required for Extraordinary General Meetings, having reviewed the report of the Board of Directors, acting in accordance with the provisions of the French Code de Commerce, in particular Article L. 225-129, and subject to the adoption of the second, third, fourth, fifth and sixth resolutions, decide to cancel the general delegation granted by the Ordinary and Extraordinary Shareholders’ Meeting of 2 July 2003 in its thirteenth resolution.

Eighth resolution

(Authorisation to be granted to the Board of Directors to increase the share capital by the issuance of shares reserved for members of a Company savings plan)

The shareholders, voting under the conditions of quorum and majority required for Extraordinary General Meetings, having examined the report of the Board of Directors and the special report of the Statutory Auditors, in accordance with the provisions of Article L. 443-1 et seq. of the French Code du Travail and the French Code de Commerce, in particular Article L. 225-138:

1.	authorise the Board of Directors for a period of twenty-six months from the date of this Meeting, to increase the share capital, in one or more times, by an aggregate nominal amount of €35,200,000, through the issuances, in euros, of new shares and/or other securities giving access to the Company’s share capital, reserved for the members of a savings plan of the Company and/or of its affiliated French or foreign companies and economic interest groups (related to it within the meaning of Article L. 233-16 and L. 225-180 of the French Code de Commerce). This decision will result in the express waiver by the shareholders of their preferential subscription rights in favour of the beneficiaries to whom the issue is reserved;

2.	decide that the issue price of the new shares issued pursuant to this authorisation shall not be lower by more than 20% of the average of the first Company share prices during the twenty trading days preceding the decision determining the date of the beginning of the subscription period, or higher than such average price; the characteristics of the other securities giving access to the Company’s share capital shall be determined by the Board of Directors in the conditions fixed by the rules and regulations;

3.	decide that the Board of Directors may provide for the free allocation of shares or other securities giving access to the Company’s share capital, within the limits of the provisions of Article L. 443-5 of the French Code du Travail;

4.	decide that the Board of Directors will have full powers, with the right to subdelegate such powers within the limits of the law, to implement this authorisation within the limits and under the conditions mentioned above, and in particular to:

•	determine the companies whose employees and executive officers, as the case may be, may participate in the issues,

•	fix all the conditions that must be met by the beneficiaries,

•	fix the terms and conditions of each issue and in particular the amount and the terms of the securities to be issued, the issue price, the date (which may be retroactive) from which the shares will bear dividends, the method and schedule of payment of the issue price, the subscription period,

•	record the completion of the share capital increases in accordance with the amount of shares which are actually subscribed and amend the Articles of Association accordingly,

•	enter into any agreements, carry out, directly or by proxy, any operations and formalities,

•	offset expenses against the amount of the premiums if the need arises,

•	take any measures for the completion of the issuances, carry out all the formalities following the capital increases and generally do whatever is necessary.

5.	decide that this authorisation cancels the authorisation granted to the Board of Directors by the Ordinary and Extraordinary Shareholders’ Meeting of 2 July 2003 in its fourteenth resolution.

Ninth resolution

(Power to implement the decisions of the Shareholders’ Meeting and to complete the formalities)

The shareholders, voting under the conditions of quorum and majority required for Extraordinary General Meetings, hereby give full power to the holder of an original, a copy or an extract of the minutes of this Meeting for the purposes of accomplishing all legal or administrative formalities and to proceed with all required filings and publications.

Société anonyme with capital of €352,075,653.75

25, Avenue Kléber – 75116 PARIS (France)

www.alstom.com

389 058 447 RCS PARIS

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALSTOM

Date: November 6, 2003	By: /s/ Philippe Jaffré
Name: Philippe Jaffré
Title: Chief Financial Officer